Exhibit 99.1

Orion Digital Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalent		23,271	17,702
Restricted cash		1,785	2,462
Marketable securities	5	4,201	14,591
Loans receivable, net	4	58,284	60,650
Prepaid expenses and other receivables		6,303	6,495
Investment portfolio	14	5,552	6,484
Property and equipment		134	175
Investment in sublease, net and right-of-use assets		505	724
Intangible assets	6	24,050	25,996
Goodwill		38,355	38,355
Total assets		162,440	173,634

Liabilities
Accounts payable, accruals and other		15,053	16,461
Lease liabilities		695	1,020
Credit facility	7	49,779	51,713
Debentures	8	31,071	31,886
Deferred tax liability		91	233
Total liabilities		96,689	101,313

Equity
Share capital	16a	388,520	388,730
Contributed surplus		39,551	39,117
Foreign currency translation reserve		(1,723)	(1,483)
Deficit		(360,597)	(354,043)
Total equity		65,751	72,321
Total equity and liabilities		162,440	173,634

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Six months ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue
Subscription and services		10,533	10,397	21,070	21,128
Interest revenue		6,322	6,536	12,642	13,135
	9,10a	16,855	16,933	33,712	34,263
Cost of revenue
Provision for loan losses, net of recoveries	4	3,807	4,410	8,446	9,224
Transaction costs		430	336	1,009	1,240
		4,237	4,746	9,455	10,464
Gross profit		12,618	12,187	24,257	23,799
Operating expenses
Technology and development		2,751	2,777	5,723	5,560
Marketing		328	1,049	1,290	2,196
Customer service and operations		2,766	2,835	5,343	5,438
General and administration		3,493	3,593	7,091	7,623
Stock-based compensation	16c	204	507	434	982
Depreciation and amortization	6	1,805	2,029	3,832	3,983
Total operating expenses	11	11,347	12,790	23,713	25,782
Income (loss) from operations		1,271	(603)	544	(1,983)
Other expenses (income)
Credit facility interest expense	7	1,358	1,390	2,730	2,836
Debenture and other financing expense	8,17	728	813	1,473	1,727
Accretion related to debentures	8	130	134	261	288
Revaluation (gain) loss	12	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)		293	(2,539)	364	(2,123)
		2,000	(14,072)	7,182	(3,479)
Net (loss) income before tax		(729)	13,469	(6,638)	1,496
Income tax expense (recovery)		15	(40)	(84)	(139)
Net (loss) income		(744)	13,509	(6,554)	1,635
Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve loss		(175)	(428)	(240)	(1,188)
Other comprehensive loss		(175)	(428)	(240)	(1,188)
Total comprehensive (loss) income		(919)	13,081	(6,794)	447
Net (loss) income per share
Basic (loss) income per share		(0.03)	0.56	(0.28)	0.07
Weighted average number of basic and fully diluted common shares (in 000s)		23,805	24,221	23,830	24,301
Weighted average number of fully diluted common shares (in 000s)		23,805	24,221	23,830	24,301

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2025	23,752	388,730	39,117	(1,483)	(354,043)	72,321
Net loss	—	—	—	—	(6,554)	(6,554)
Purchase of common shares for cancellation (Note 16a)	(162)	(220)	—	—	—	(220)
Foreign currency translation reserve	—	—	—	(240)	—	(240)
Stock-based compensation (Note 16c)	—	—	434	—	—	434
Other equity adjustment	—	10	—	—	—	10
Balance, June 30, 2026	23,590	388,520	39,551	(1,723)	(360,597)	65,751

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2024	24,281	389,717	37,424	(416)	(345,508)	81,217
Net income	—	—	—	—	1,635	1,635
Purchase of common shares for cancellation	(523)	(1,058)	—	—	—	(1,058)
Foreign currency translation reserve	—	—	—	(1,188)	—	(1,188)
Stock-based compensation (Note 16c)	—	—	982	—	—	982
Balance, June 30, 2025	23,758	388,659	38,406	(1,604)	(343,873)	81,588

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Six months ended
Cash provided by (used in) the following activities:	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating activities
Net (loss) income		(744)	13,509	(6,554)	1,635
Items not affecting cash and other items:
Depreciation and amortization	6	1,805	2,029	3,832	3,983
Provision for loan losses	4	3,808	4,418	8,446	9,251
Credit facility interest expense	7	1,358	1,390	2,730	2,836
Debenture and other financing expense	8,17	729	814	1,478	1,727
Accretion related to debentures	8	130	134	261	288
Stock-based compensation expense	16c	205	507	434	982
Revaluation (gain) loss	12	(509)	(13,869)	2,354	(6,207)
Other non-operating expense (income)		—	(3)	—	34
Income tax expense (recovery)		(2)	(40)	(101)	(139)
		6,780	8,889	12,880	14,390
Changes in:
Net issuance of loans receivable		(1,646)	(5,241)	(6,080)	(8,451)
Prepaid expenses, and other receivables and assets		464	(1,494)	201	4,402
Accounts payable, accruals and other		(805)	392	(1,233)	(4,421)
Restricted cash		38	521	677	(188)
Net investment in sub-lease		112	112	224	224
		4,943	3,179	6,669	5,956
Interest paid		(2,181)	(2,186)	(4,323)	(4,406)
Income taxes paid		(41)	(59)	(41)	(59)
Non-recurring cash inflow from investor rights agreement	13	—	—	—	—
Net cash provided by operating activities		2,721	934	2,305	1,491

Investing activities
Investment in intangible assets	6	(916)	(574)	(1,731)	(1,027)
Purchase of marketable securities	5	—	(1,000)	—	(1,000)
Proceeds from sale of investment portfolio		214	—	214	715
Proceeds from sale of marketable securities		—	—	8,387	1,732
Purchases of property and equipment		(18)	(24)	(83)	(28)
Net cash used in investing activities		(720)	(1,598)	6,787	392

Financing activities
Lease liabilities – principal payments		(158)	(162)	(325)	(321)
Repayments on debentures	8	(522)	(521)	(1,078)	(1,057)
Advances on credit facility	7	—	740	—	2,660
Repayments on credit facility	7	(1,640)	(29)	(1,897)	(2,498)
Repurchase of common shares	16a	(150)	(1,058)	(220)	(1,058)
Net cash used in financing activities		(2,470)	(1,030)	(3,520)	(2,274)

Effect of exchange rate fluctuations on cash and cash equivalents		(2)	(4)	(3)	(17)
Net decrease in cash and cash equivalent		(471)	(1,698)	5,569	(408)
Cash and cash equivalent, beginning of period		23,742	9,820	17,702	8,530
Cash and cash equivalent, end of period		23,271	8,122	23,271	8,122

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2026 and 2025

1.
Nature of operations

On December 29, 2025 Mogo Inc. changed its name to Orion Digital Corp ("Orion Digital," "Orion" or the "Company").

Orion Digital Corp. (formerly Mogo Inc.) was incorporated under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “ORIO”.

Orion Digital Corp. is a financial technology company operating digital platforms across wealth and payments, supported by a consumer lending business in Canada. The Company’s Wealth platform, Intelligent Investing, provides long-term investing solutions to the Canadian market. Orion also operates a consumer lending business in Canada. The Company’s Payments business is operated through Carta Worldwide (“Carta”), a wholly owned subsidiary that provides issuer processing, program management, and regulated payment orchestration services across Europe. The Company allocates capital to support growth in its Wealth and Payments platforms and to maintain balance sheet flexibility.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board® and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board®. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on August 6, 2026.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currencies of the Company's material foreign subsidiaries are as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Morocco SARL (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025.

On May 31, 2024, the Government of Canada amended section 347 of the Criminal Code effective January 1, 2025. Under the amended section 347 certain revolving line of credit agreements executed prior to January 1, 2025 bearing an APR of approximately 47% qualify under the transitional provisions and continue to accrue interest at the contractual rate.

During 2025, the United States government announced tariffs on imported goods, increasing uncertainty regarding their potential impact on the economies in which the Company operates. There have been no significant changes to these tariffs during 2026. The company continues to consider macroeconomic uncertainty, including potential effects of trade policies and tariffs, in estimating expected credit losses as at June 30, 2026. The probability-weighted macroeconomic scenarios used in the expected credit loss model reflect management's best estimates of the economic conditions expected to exist as at the reporting date. Changes to these forecasts and related estimates will be reflected in future periods as new information becomes available

New and amended standards and interpretations

The Company adopted the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, including clarifications related to the assessment of contractual cash flow characteristics of financial assets and the derecognition of financial liabilities in electronic payment systems. Based on this adoption, the Company determined that these amendments did not have a material impact on the classification or measurement of its financial assets and liabilities, nor on its disclosures.

Certain other new or amended standards and interpretations became effective on January 1, 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

4.
Loans receivable

Loans receivable represent lines of credit advanced to customers in the normal course of business. The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents the Company's assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off (June 30, 2026 - $3,648, December 31, 2025 - $3,517). These are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at June 30, 2026
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	59,215	—	—	59,215
Lower risk	1-30 days past due	3,559	—	—	3,559
Medium risk	31-60 days past due	—	1,097	—	1,097
Higher risk	61-90 days past due	—	929	—	929
Non-performing	91+ days past due or bankrupt	—	—	10,588	10,588
	Gross loans receivable	62,774	2,026	10,588	75,388
	Allowance for loan losses	(8,990)	(1,693)	(6,421)	(17,104)
	Loans receivable, net	53,784	333	4,167	58,284

		As at December 31, 2025
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	61,350	—	—	61,350
Lower risk	1-30 days past due	4,173	—	—	4,173
Medium risk	31-60 days past due	—	1,147	—	1,147
Higher risk	61-90 days past due	—	898	—	898
Non-performing	91+ days past due or bankrupt	—	—	10,064	10,064
	Gross loans receivable	65,523	2,045	10,064	77,632
	Allowance for loan losses	(9,481)	(1,634)	(5,867)	(16,982)
	Loans receivable, net	56,042	411	4,197	60,650

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

4.
Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,494 higher than the reported allowance for credit losses as at June 30, 2026 (December 31, 2025 – $1,002 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Balance, beginning of the period	17,430	14,979	16,982	14,076
Provision for loan losses
Originations	482	935	1,384	1,605
Repayments	(188)	(308)	(470)	(658)
Re-measurement	4,371	3,791	9,195	8,304
Charge offs	(4,991)	(3,623)	(9,987)	(7,553)
Balance, end of the period	17,104	15,774	17,104	15,774

5. Marketable securities

	As at
	June 30, 2026	December 31, 2025
WonderFi Technologies Inc.	—	8,698
Bitcoin ETFs	2,464	3,563
Others	1,737	2,330
Total	4,201	14,591

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

6. Intangible assets

	Internally generated technology– completed	Internally generated technology– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2024	26,780	2,087	498	21,000	8,900	1,000	6,800	67,065
Additions	—	2,609	—	—	—	—	—	2,609
Impairment	—	(34)	—	—	—	—	—	(34)
Derecognition – fully amortized assets	—	—	(535)	—	—	—	—	(535)
Transfers	2,295	(2,295)	—	—	—	—	—	—
Foreign exchange translation	—	5	37	—	—	—	—	42
Balance, December 31, 2025	29,075	2,372	—	21,000	8,900	1,000	6,800	69,147
Additions	—	1,731	—	—	—	—	—	1,731
Transfers	1,044	(1,044)	—	—	—	—	—	—
Balance, June 30, 2026	30,119	3,059	—	21,000	8,900	1,000	6,800	70,878

Accumulated amortization
Balance, December 31, 2024	17,966	—	408	8,022	4,622	—	4,967	35,985
Amortization	3,047	—	96	2,101	1,065	—	1,361	7,670
Disposals	—	—	(535)	—	—	—	—	(535)
Foreign exchange translation	—	—	31	—	—	—	—	31
Balance, December 31, 2025	21,013	—	—	10,123	5,687	—	6,328	43,151
Amortization	1,632	—	—	1,050	532	—	463	3,677
Foreign exchange translation	—	—	—	—	—	—	—	—
Balance, June 30, 2026	22,645	—	—	11,173	6,219	—	6,791	46,828

Net book value
Balance, December 31, 2025	8,062	2,372	—	10,877	3,213	1,000	472	25,996
Balance, June 30, 2026	7,474	3,059	—	9,827	2,681	1,000	9	24,050

Amortization of intangible assets of $1,736 for the three months ended June 30, 2026 (June 30, 2025 – $1,920) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

7. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On February 26, 2025, the Company amended its credit facility to extend the maturity date from January 2, 2026 until January 2, 2029. As part of the amendment, certain financial covenants were modified, and the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. Availability under the facility is determined monthly based on the level of eligible loan receivables. Borrowing capacity fluctuates with the amount of eligible loans, and any borrowings in excess of the eligible loan receivables must be repaid in accordance with the terms of the agreement. The principal and interest balance outstanding for the credit facility as at June 30, 2026 was $49,779 (December 31, 2025 – $51,713).

The credit facility is subject to certain covenants and events of default. As at June 30, 2026 and December 31, 2025, the Company was in compliance with these covenants. Interest expense on the credit facility for the three and six months ended June 30, 2026 of $1,358 and $2,730, respectively (June 30, 2025 – $1,390 and $2,836, respectively).

The Company has provided its senior lenders with a general security interest in all present and after acquired property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	As at
	June 30, 2026	December 31, 2025
Balance, beginning of the period	51,713	48,792
Advances from credit facility	—	4,942
Payments on credit facility	(1,897)	(2,499)
Interest payable	(37)	478
Balance, end of the period	49,779	51,713

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

8. Debentures

The Company's debentures bear interest at a coupon rate ranging from 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

The debenture repayments are payable in either cash or Common Shares, at Orion's option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the settlement date.

The Company’s debentures balance includes the following:

	As at
	June 30, 2026	December 31, 2025
Principal balance	31,730	32,685
Discount	(1,253)	(1,501)
	30,477	31,184
Interest payable	594	702
	31,071	31,886

	As at
	June 30, 2026	December 31, 2025
Balance, beginning of the period	31,886	35,287
Principal repayments	(1,078)	(2,333)
Discount accretion	261	553
Modification	—	(1,345)
Other	2	(276)
Balance, end of the period	31,071	31,886

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029, being the maturity date of the credit facility, with the exception of a portion of the debentures whose maturity date was amended to July 2036.

As at March 1, 2025, the Company adjusted the amortised cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029, and as at April 1, 2026, further adjusted the amortised cost of a portion of the debentures to give effect to an amended maturity date of January 2, 2029 to July 2036. The Company determined that each of these adjustments constituted a non-substantial modification of the existing debentures, and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modifications was recorded in revaluation gain (loss) in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

8. Debentures (Continued from previous page)

The outstanding debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

Principal component of quarterly payment
2026	1,093
2027	2,318
2028	2,507
2029	25,723
2030	—
Thereafter	89
31,730

9. Revenue

The following table provides a breakdown of the Company’s total revenues:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest revenue	6,322	6,536	12,642	13,135
Wealth revenue	4,070	3,570	7,961	7,051
Payments revenue	2,362	2,586	4,669	5,141
Other Subscription and Services revenue	4,101	4,241	8,440	8,936
Total revenue	16,855	16,933	33,712	34,263

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2026 and 2025

10. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Canada	14,493	14,347	29,043	29,369
Europe	2,362	2,586	4,669	4,894
Total	16,855	16,933	33,712	34,263

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets. Intangible assets are allocated based on the location of their legal registration.

	As at
	June 30, 2026	December 31, 2025
Canada	62,922	65,134
Europe	86	100
Other	36	16
Total	63,044	65,250

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2026 and 2025

11. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Personnel expense	5,383	5,553	10,706	11,439
Depreciation and amortization	1,805	2,029	3,832	3,983
Hosting and software licenses	1,716	1,437	3,500	2,734
Marketing	257	996	1,166	2,106
Professional services	902	556	1,727	1,237
Stock-based compensation	204	507	434	982
Insurance and licenses	393	433	760	808
Credit verification costs	133	294	407	484
Premises	166	176	349	377
Others	388	809	832	1,632
Total	11,347	12,790	23,713	25,782

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization from the interim condensed consolidated statements of operations and comprehensive income (loss):

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Technology and development	3,826	4,153	8,107	8,286
Marketing	330	1,064	1,297	2,226
Customer service and operations	2,805	2,933	5,423	5,640
General and administration	4,386	4,640	8,886	9,630
Total	11,347	12,790	23,713	25,782

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2026 and 2025

12. Revaluation loss (gain)

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Realized (gain) loss on investment portfolio and marketable securities	(69)	—	242	(257)
Unrealized loss (gain) on investment portfolio and marketable securities	84	(13,616)	2,781	(3,526)
Unrealized gain on debentures	(3)	—	(3)	(1,367)
Realized foreign exchange (gain) loss	(8)	1	(20)	15
Unrealized foreign exchange gain	(513)	(255)	(646)	(1,072)
Total	(509)	(13,870)	2,354	(6,207)

13. Other non-operating expense (income)

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Restructuring charges	—	122	—	122
Income from investor arrangements	—	(3,000)	—	(3,000)
Other	293	339	364	755
Total	293	(2,539)	364	(2,123)

During the six-months ended June 30, 2025, the Company entered into agreements with WonderFi Technologies Inc. (“WonderFi”), and its related shareholder groups, in exchange for required consents and waivers to amendments to legacy investor rights agreements. The Company recognized $3,000 as Other Income upon satisfaction of these obligations, as the transaction is non-recurring and outside the ordinary course of operations. The related cash inflows are included in operating cash flows for the period.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

14. Fair value of financial instruments

(a) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended June 30, 2026, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
June 30, 2026	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	4,201	—	—	4,201	4,201	—	—	4,201
Investment portfolio		5,552	—	—	5,552	—	—	5,552	5,552
		9,753	—	—	9,753
Financial assets not measured at fair value
Cash and cash equivalent		—	23,271	—	23,271	23,271	—	—	23,271
Restricted cash		—	1,785	—	1,785	1,785	—	—	1,785
Loans receivable	4	—	58,284	—	58,284	—	—	58,284	58,284
Other receivables		—	4,654	—	4,654	—	—	4,654	4,654
		—	87,994	—	87,994
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	14,984	14,984	—	—	14,984	14,984
Credit facility	7	—	—	49,779	49,779	—	49,779	—	49,779
Debentures	8	—	—	31,071	31,071	—	—	31,045	31,045
		—	—	95,834	95,834

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(a) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2025	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	14,591	—	—	14,591	14,591	—	—	14,591
Investment portfolio		6,484	—	—	6,484	—	—	6,484	6,484
		21,075	—	—	21,075
Financial assets not measured at fair value
Cash and cash equivalent		—	17,702	—	17,702	17,702	—	—	17,702
Restricted cash		—	2,462	—	2,462	2,462	—	—	2,462
Loans receivable	4	—	60,650	—	60,650	—	—	60,650	60,650
Other receivables		—	4,846	—	4,846	—	—	4,846	4,846
		—	85,660	—	85,660
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	16,298	16,298	—	—	16,298	16,298
Credit facility	7	—	—	51,713	51,713	—	51,713	—	51,713
Debentures	8	—	—	31,886	31,886	—	—	29,735	29,735
		—	—	99,897	99,897

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Prices of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (2.07-2.16, 2025: 2.3-2.7)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-110%, 2025: 50-110%)

• Time to exit events

• Discount for lack of marketability (10%, 2025: 5-10%)

• An increase in the revenue multiple would increase fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at June 30, 2026 and December 31, 2025 and classified as Level 3:

	As at
	June 30, 2026	December 31, 2025
Balance, beginning of the period	6,484	11,991
Disposal	(214)	(715)
Transfer to Level 1 marketable securities	—	(2,600)
Unrealized exchange (loss) gain	179	(353)
Unrealized loss on investment portfolio	(897)	(1,839)
Balance, end of the period	5,552	6,484

In 2025, one of the Company’s investments was transferred from Level 3 to Level 1 following their public listing through a reverse takeover. The investment is now measured using quoted market prices and presented as a marketable security.

The carrying value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its fair values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for comparable instruments.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
June 30, 2026	Adjusted market multiple (5% movement)	278	(278)

December 31, 2025	Adjusted market multiple (5% movement)	324	(324)

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2026 and 2025

15. Nature and extent of risk arising from financial instruments

There have been no significant changes to the Company's risk management objectives, policies or the nature of risks arising from financial instruments since December 31, 2025, as described in Note 22 to the Company's annual consolidated financial statements for the year ended December 31, 2025.

Credit risk

The Company's credit risk continues to arise primarily from its loans receivable. There has been no significant change to the Company's credit risk management approach, underwriting practices, or concentration of credit risk during the three and six months ended June 30, 2026. Refer to Note 4 for details of the aging and expected credit loss measurement of loans receivable as at June 30, 2026.

Interest rate risk

The Company's credit facility bears interest at a variable rate based on SOFR and is therefore exposed to changes in market interest rates. The facility is not subject to a SOFR floor. As at June 30, 2026, SOFR is 3.62% (December 31, 2025 – 3.87%). The debentures continue to bear interest at fixed rates and are not subject to cash flow variability from interest rate movements.

Liquidity risk

There has been no significant change to the Company's liquidity risk management approach since December 31, 2025. The amounts presented in the maturity analysis represent undiscounted contractual cash flows. The maturity schedule of the Company's contractual obligations, including its credit facility and debentures, is as follows:

	2026	2027	2028	2029	2030	Thereafter
Commitments - operational
Lease payments	536	605	—	—	—	—
Accounts payable	3,352	—	—	—	—	—
Accruals and other	11,632	—	—	—	—	—
Other purchase obligations	390	390	—	—	—	—
Interest – Credit facility (Note 7)	3,127	5,312	5,312	29		—
Interest – Debentures (Note 8)(1)	1,290	2,134	1,965	472	12	70
	20,327	8,441	7,277	501	12	70
Commitments – principal repayments
Credit facility (Note 7)	—	—	—	49,337	—	—
Debentures (Note 8) (1)	1,093	2,318	2,507	25,723	—	89
	1,093	2,318	2,507	75,060	—	89
Total contractual obligations	21,420	10,759	9,784	75,561	12	159

(1)The debenture repayments are payable in either cash or Common Shares at the Company’s option. The number of Common Shares required to settle the repayments is variable based on the Company’s share price at the repayment date, and accordingly the timing and amount of associated cash outflows may vary. Quarterly debenture payments include both principal and interest components.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

16. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at June 30, 2026, there were 23,781,198 (December 31, 2025 – 23,943,550) Common Shares and no preferred shares issued and outstanding.

For the three months ended June 30, 2026, the Company repurchased 113,628 Common Shares for cancellation under the share repurchase program at an average price of CAD $1.32 per share, for a total repurchase cost of $150.

For the six months ended June 30, 2026, the Company repurchased 162,352 Common Shares for cancellation under the share repurchase program at an average price of CAD $1.36 per share, for a total repurchase cost of $220.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at June 30, 2026, the Company held 190,706 Common Shares in reserve (December 31, 2025 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

16. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	2,760	—	2.69	1,543	3.06
Options issued	890	1.32	1.86	—	—
Exercised	(19)	4.51	1.86	—	—
Forfeited	(239)	5.20	1.87	—	—
Balance, December 31, 2025	3,392	—	2.55	1,951	2.93
Options issued	46	0.88	1.26	—	—
Forfeited	(43)	14.87	8.03	—	—
Balance, June 30, 2026	3,395	—	2.48	2,370	2.69

The above noted options have expiry dates ranging from August 2026 to June 2034.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Six months ended
	June 30, 2026	June 30, 2025
Risk-free interest rate	3.01%-3.09%	2.85%-2.90%
Expected life	5 years	5 years
Expected volatility in market price of shares	81%-83%	90%-91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%
Weighted average share price	1.26	1.82

These options generally vest monthly over a four-year period after an initial one-year cliff.

Volatility of the above options is based on the Company's market share price over the last 5 years.

Total stock-based compensation costs related to options for the three months ended June 30, 2026 was $204 (June 30, 2025 – $507).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended Jun 30, 2026 and 2025

16. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	769	5.02	402	7.59
Balance, December 31, 2025	769	5.02	769	5.02
Warrants expired	(191)	—	(191)	—
Balance, June 30, 2026	578	2.24	578	2.24

The 577,778 warrants outstanding noted above have expiry dates ranging from September 2026 to August 2027.

17. Related party transactions

During the three and six months ended June 30, 2026 the company incurred interest expense on debentures held by related parties. The related party debentures balance as at June 30, 2026, totaled $130 (December 31, 2025 – $126). The debentures bear annual coupon interest of 8.0% (December 31, 2025 – 8.0%) with interest expense for the three months ended June 30, 2026, totaling $3 (June 30, 2025 – $3).